UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

China Yida Holding, Co.

(Name of the Issuer)

China Yida Holding, Co.

China Yida Holding Acquisition Co.

Mr. Minhua Chen

Ms. Yanling Fan

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230	Mr. Minuha Chen c/o China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230	Ms. Yanling Fan c/o China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Joseph Chan, Esq. Sidley Austin LLP Suite 2009, 5 Corporate Avenue 150 Hubin Road Shanghai 200021 China	David Sass, Esq. Steve Schuster, Esq. McLaughlin & Stern, LLP 260 Madison Avenue New York, NY 10016

This statement is filed in connection with (check the appropriate box):

a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$5,468,000.16	$550.63

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 1,646,988 shares of common stock issued and outstanding as of March 30, 2016 (being the remainder of the 3,914,580 shares of common stock outstanding as of March 30, 2016 minus the 2,267,592 shares of common stock beneficially owned by the Principal Shareholders) multiplied by $3.32 per share Merger consideration (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $550.63

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: China Yida Holding, Co.

Date Filed: April 15, 2016

INTRODUCTION

This Amendment No. 2 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

●	China Yida Holding, Co. (the “Company”);

●	China Yida Holding Acquisition Co. (“Acquisition”);

●	Mr. Minhua Chen (“Mr. Chen”); and

●	Ms. Yanling Fan (“Ms. Fan”).

In this Transaction Statement, we refer to Mr. Minhua Chen and Ms. Yanling Fan collectively as the “Principal Shareholders.” We refer to the Principal Shareholders, Acquisition and their affiliates collectively as the “Buyer Group”.

This Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of April 12, 2016 (the “Merger Agreement”), by and between the Company and China Yida Holding Acquisition Co. (“Acquisition”), a corporation organized under the laws of the State of Nevada, providing for the merger of Acquisition with and into the Company (the “Merger”), with the Company surviving the Merger.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information concerning the Company contained in this Transaction Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Transaction Statement was supplied by such Filing Person.

Item 15	Additional Information

On June 28, 2016, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to adopt the Merger Agreement.

On July 8, 2016, the Company and Acquisition filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the Merger became effective. Upon the Merger becoming effective, each issued and outstanding share of the Company’s common stock, except for those shares of common stock held by the Principal Shareholders, converted into the right to receive $3.32 in cash, without interest and less any required withholding taxes.

As a result of the Merger, the Company’s common stock ceased to trade on the NASDAQ Capital Market (“NASDAQ”) as of the close of trading on July 8, 2016 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12(g)-4(a)(1) and 12(h)-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16	Exhibits

The exhibits to this Transaction Statement are listed in the Exhibit Index, which appears elsewhere herein and is incorporated herein by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2016

China Yida Holding, Co.

By:	/s/ Renjiu Pei
Name:	Renjiu Pei
Title:	Director and Chair of Special Committee

China Yida Acquisition Holding Co.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Director

Minhua Chen

By:	/s/ Minhua Chen

Yanling Fan

By:	/s/ Yanling Fan

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Exhibit Index

(a)-(1) Proxy Statement of China Yida Holding, Co., incorporated by reference to the Schedule 14A filed with the SEC on May 25, 2016 (the “Proxy Statement”).

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 10, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 10, 2016.

(c)-(1) Opinion of ROTH Capital Partners, dated March 8, 2016, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Presentation Materials prepared by ROTH Capital Partners for discussion with the Special Committee, dated March 8, 2016.*

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of April 12, 2016, between the Company and Acquisition, incorporated herein by reference to Annex A of the Proxy Statement.

(d)-(2) Voting Agreement, dated April 12, 2016, by the Acquisition and the Principal Shareholders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 13, 2016.

(d)-(3) Amended and Restated Limited Guarantee, dated as of April 12, 2016 by Mr. Chen and Ms. Fan in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on April 13, 2016.

(f) A detailed statement describing stockholders’ appraisal rights and the procedures for exercising those appraisal rights is included as Annex E to the Proxy Statement, and is incorporated herein by reference.

(g) Not applicable.

* Previously filed on April 15, 2016.